

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 28, 2018

<u>Via E-mail</u>
Mr. Charles E. Hopewell
President, CEO and Principal Financial Officer
Jewett Cameron Trading Company LTD.
32275 NW Hillcrest
North Plains, OR 97133

> **Re: Jewett Cameron Trading Company LTD.**
> **Form 10-K for Fiscal Year Ended August 31, 2017**
> **Filed November 13, 2017**
> **File No. 0-19954**

Dear Mr. Hopewell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2017

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities, page 10

1.   In future filings, please disclose the number of holders of your common stock as of the latest practicable date. Please see Item 201(b)(1) of Regulation S-K and Part II, Item 5 of the Form 10-K instructions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 12

2.   We note from your segment disclosures that your "Corporate and administrative" segment generated approximately 23% of your pre-tax income. We are unable to locate

within your Results of Operations discussion, any disclosure explaining the source of income for this segment and the reasons for the increase in segment income relative to the prior year. Please tell us and expand your disclosures in future filings, to explain the nature of the income generated by this segment and the reasons for any changes from period-to-period.

Item 10. Directors, Executive Officers and Corporate Governance, page 40

3.   Please confirm that in future filings, as you stated in your letter dated January 2, 2015, in response to comment two in our letter dated December 23, 2014, you will include in your disclosure regarding each director, a description of the specific skills and experiences that led to the conclusion that the person should serve as a director for the company at the time the disclosure is made. Please see Item 401(e) of Regulation S-K.

        You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact Sherry Haywood at (202) 551-3345 if you have questions regarding legal comments. Please contact me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Branch Chief
                                        Office of Manufacturing and
                                        Construction